1730 Montano Rd. NW, Suite B; Albuquerque, NM 87107 Tel. (505) 836-0306
By EDGAR Transmission
January 15, 2010
United States
Securities and Exchange Commission
Washington, D.C. 20549-4628

RE:	Atrisco Oil & Gas, LLC
Form 10-K for Fiscal Year Ended December 31, 2008
Filed April 14, 2009
File No. 0-52246
Dear Ms. Towner:
On behalf of Atrisco Oil & Gas, LLC (“Atrisco” or the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated December 22, 2009, providing the Staff’s comments with respect to the above referenced Form 10-K for Fiscal Year Ended December, 31, 2008 (the “Form 10-K”).
We appreciate the comments of the Staff to the Form 10-K and the opportunity to respond. For the convenience of the Staff, each of the Staff’s comments is included and followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we” and “our” refer to the Company.
1. We note that you have not filed interim reports for the fiscal quarters ended June 30, 2009 and September 30, 2009. Please comply with your reporting obligations under Rule 13a-13 of Regulation 13A without further delay.
In 2008, our cost of compliance equated to roughly 50% of our annual revenue; the estimated cost of compliance for 2009 exceeded our expected annual revenue by approximately 300%. Additionally, (i) we have no public investors; (ii) no trading market in our Class A Units currently exists and none is expected to develop; (iii) our Limited Liability Company Agreement restricts transfer of the Class A Units; and (iv) we already provide our Class A Unitholders with adequate financial and other information in the spirit of Section 13. In light of these factors, we have concluded that the cost of filing the interim reports under Rule 13a-13 of Regulation 13A far exceeds the benefits to our Class A Unitholders and is not a prudent use of our very limited resources.

2. The opinion paragraph of the report from you independent public accounting firm states that”...the financial statements referred to above present fairly, in all material respects, the financial position of Atrisco Oil and Gas, LLC as of December 31, 2007 and 2008, and the results of its operations and its cash flows for the year then ended...” Please tell us why our auditor has on opined on the results of operation and cash flows for “the year then ended” rather than all periods audited.
We contacted our auditors, Pattillo, Brown & Hill, LLP, the independent public accounting firm which conducted our audits, and they stated that “[w]e audited the operations and its cash flows for every quarter and the years ended December 31, 2007 and 2008.” It is the position of our auditors that their opinion covered every quarter and the years ended December 31, 2007 and 2008.
In addition to our response to the aforementioned questions we acknowledge that:
•	Atrisco is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Atrisco may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any additional questions, please feel free to contact Peter Sanchez, our Chief Executive Officer, at 505-836-0306 or at psanchez@atrisco.org.

Sincerely, Atrisco Oil & Gas, LLC
/s/ Peter Sanchez
Peter Sanchez
Chief Executive Officer